

February 10, 2014

Darden Restaurants, Inc.
1000 Darden Center Drive
Orlando, FL 32837
Attn: Clarence Otis, Chairman and Chief Executive Officer

cc: Board of Directors

Dear Clarence,

We appreciate the time that you and your team spent with us in Orlando on January 29th. Starboard Value LP, together with its affiliates ("Starboard"), currently owns approximately 5.5% of the outstanding common stock of Darden Restaurants, Inc. ("Darden", or the "Company"), making us one of the Company's largest shareholders. As we previously indicated, we have conducted extensive research on the Company and the casual dining industry, and we believe substantial opportunities exist to create value for all shareholders within the control of management and the board of directors of the Company (the "Board"). Although we appreciate your efforts during our meeting to address our concerns regarding the current plan to spin-out or sell Red Lobster, we continue to believe the plan is not in the best interests of shareholders and could potentially destroy substantial value.

As you know, we issued a letter on January 21st, 2014 expressing our serious concerns with the proposed separation of Red Lobster and urging the Board to undertake a comprehensive review of all available operational, financial, and strategic alternatives to create value for shareholders. A copy of that letter is available at http://tinyurl.com/Starboard-Letter-to-Darden. We were surprised and terribly disappointed with the Company's hurried response, just a few hours after the release of our letter, reaffirming the Company's intention to move forward with its existing plan, including the separation of Red Lobster. This hasty response, lacking any substance, demonstrates the Board is intent on ignoring the serious concerns voiced by significant shareholders regarding the proposed Red Lobster separation and is unwavering in its commitment to consummate the proposed separation despite the potential destruction of shareholder value.

Over the past two weeks, we have had a chance to speak with a number of Darden shareholders. These shareholders have expressed similar concerns regarding the current plan and their desire for the Company to undertake a more fulsome review of all available opportunities to create value for shareholders. Additionally, these shareholders are all acutely aware that completing a spin-off or sale of Red Lobster without fully and objectively evaluating opportunities for the Company's owned real estate could result in substantial shareholder value destruction.

It appears that the Company currently intends to complete the Red Lobster separation prior to holding the Company's 2014 Annual Meeting of Shareholders (the "2014 Annual Meeting"), when all of the Company's directors will be up for election. Should the Board force through this ill-conceived and potentially value destructive plan while continuing to ignore the input of its major shareholders, it would clearly demonstrate that this Board does not regard acting in the best interests of shareholders as its primary directive. We are currently evaluating all options in furtherance of providing a means for shareholders to have their voices heard on the proposed Red Lobster separation prior to its completion. We are also prepared to take all steps necessary to hold the Board accountable for its actions, including nominating a majority slate of director candidates and seeking the support of our fellow shareholders to replace a majority of the Board at the 2014 Annual Meeting.

We hope this will prove unnecessary. We ask that you and the Board take a step back, listen to your shareholders, and do what is right.

We continue to conduct our own analysis of Darden and look forward to publicly sharing the results of our independent review. This analysis will include a detailed discussion of the key value creation opportunities that we have identified through our in-depth research and our discussions with other large shareholders of Darden, including:

1. A substantial Company-wide (not just Red Lobster-specific) operational improvement plan, including meaningful cost reductions and other changes that will put restaurant performance on par with Darden's better-performing peers;

2. An evaluation of all options for the Company's real estate holdings, including a tax-efficient sale or REIT spin-off of the owned properties;

3. An evaluation of the most logical and efficient combination of restaurant concepts to be spun out or otherwise separated from Darden. As an example, the creation of a mainstream casual dining company including Red Lobster, Olive Garden, and LongHorn, and a high-end growth restaurant company including the five niche brands that currently operate as part of the Specialty Restaurant Group; and

4. An evaluation of other value creation initiatives, such as franchising certain concepts to take advantage of international growth opportunities, as well as domestic opportunities in certain markets, and re-franchising certain existing stores in markets where Darden has operational deficiencies, in order to improve both restaurant operating performance and returns on capital.

As part of this broad assessment of value creation opportunities, we would also like to engage with you regarding the composition of the Board. It is our belief that, given the dismal historical performance of Darden under the guidance of the existing Board, and the required actions needed to return the Company to profitable growth, immediate changes in Board composition are absolutely required.

Darden's stock price performance has been abysmal over almost any time period. Most notably, the Company has underperformed its closest direct competitors by a shocking 300% over the past five years.

| | Share Price Performance[1] | | |
	1 Year	3 Year	5 Year
S&P 500	22%	45%	131%
Russell 3000 Restaurant Sector Index	20%	67%	181%
Proxy Group [2]	30%	84%	356%
Closest Direct Competitors [3]	33%	76%	408%
DRI	**7%**	**11%**	**100%**
Underperformance vs. S&P 500	(15%)	(34%)	(31%)
Underperformance vs. Closest Peers	**(26%)**	**(65%)**	**(309%)**

Source: CapitalIQ
1. Performance as of 2/7/14, adjusted for dividends
2. Proxy Group consists of companies used in the Company's proxy to set executive compensation
3. Includes EAT, BLMN, DIN, BWLD, TXRH, RT, RRGB, BBRG, CAKE and DFRG

We recognize that the changes necessary to improve upon this performance are substantial, but we ask that you and the Board approach our engagement with an open mind. Our goal is to work with you to take the actions required to set the Company back on the right track towards profitable growth and shareholder value creation. We are, after all, one of the Company's largest shareholders, and our sole motivation is to ensure the best outcome for all shareholders.

Thank you for your time and attention. We will make ourselves available at your convenience to discuss these and other topics.

Best Regards,



Jeffrey C. Smith
Managing Member
Starboard Value LP